UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2019

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com

For immediate release

July 31, 2019

METHANEX REPORTS SECOND QUARTER 2019 RESULTS

VANCOUVER, BRITISH COLUMBIA - For the second quarter of 2019, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $50 million ($0.51 per common share on a diluted basis) compared to net income of $38 million ($0.50 per common share on a diluted basis) in the first quarter of 2019. Adjusted EBITDA for the second quarter of 2019 was $146 million and Adjusted net income was $26 million ($0.34 per common share). This compares with Adjusted EBITDA of $194 million and Adjusted net income of $56 million ($0.73 per common share) for the first quarter of 2019.

John Floren, President and CEO of Methanex, commented, "Our second quarter Adjusted EBITDA reflects lower sales of Methanex-produced methanol, slightly lower average realized prices and higher costs compared to the first quarter. Sales of Methanex-produced methanol were lower in the second quarter compared to the first quarter of 2019 due to the timing of inventory flows which impacted our mix of produced versus purchased product sales. Our average realized price was $326 per tonne compared to $331 per tonne in the first quarter. Our costs per tonne declined in the second quarter compared to the first quarter; however, a lower proportion of Methanex-produced methanol sales resulted in higher costs overall. In addition, we incurred higher logistics costs and higher selling and administrative expenses related to events during the quarter."

"We were very pleased to announce that we reached a final investment decision to construct a 1.8 million tonne facility in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 facilities. We believe that Geismar 3 will create significant long-term value for shareholders. Compared to a standalone US Gulf greenfield plant, this project benefits from substantial capital and operating cost advantages, and we expect will deliver outstanding returns. We believe we are well positioned to complete this project. The Company has a strong balance sheet and a robust and flexible financing plan, a rigorous and well-defined execution plan, and an experienced team in place to execute the project."

"We returned $75 million of excess cash to shareholders through our regular dividend and share repurchases in the second quarter. To June 30, 2019, we have repurchased 1,069,893 common shares, of the 3,863,298 authorized, for approximately $53 million since the start of our normal course issuer bid on March 18, 2019."

“We have $228 million of cash on hand at the end of the second quarter, a revolving credit facility and a strong balance sheet. Our balanced approach to capital allocation remains unchanged. We believe we are well positioned to meet our financial commitments, execute our growth projects in Louisiana and Chile, and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases," Floren said.

METHANEX CORPORATION 2019 SECOND QUARTER NEWS RELEASE    PAGE 1

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the second quarter of 2019. It is not a complete source of information for readers and is not in any way a substitute for reading the second quarter 2019 Management’s Discussion and Analysis ("MD&A") dated July 31, 2019 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2019, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2019 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,820	1,808	1,648	3,628	3,591
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,669	1,921	1,729	3,590	3,613
Purchased methanol	716	473	709	1,189	1,322
Commission sales	216	329	329	545	650
Total sales volume [1]	2,601	2,723	2,767	5,324	5,585

Methanex average non-discounted posted price ($ per tonne) [2]	391	392	478	391	476
Average realized price ($ per tonne) [3]	326	331	405	329	403

Revenue	734	742	950	1,476	1,912
Adjusted revenue	777	799	972	1,576	1,959
Adjusted EBITDA	146	194	275	340	581
Cash flows from operating activities	117	213	290	330	534
Adjusted net income	26	56	143	82	314
Net income (attributable to Methanex shareholders)	50	38	111	89	280

Adjusted net income per common share	0.34	0.73	1.75	1.07	3.79
Basic net income per common share	0.65	0.50	1.36	1.15	3.39
Diluted net income per common share	0.51	0.50	1.36	1.09	3.38

Common share information (millions of shares)
Weighted average number of common shares	77	77	82	77	83
Diluted weighted average number of common shares	77	77	82	77	83
Number of common shares outstanding, end of period	76	77	80	76	80

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). No Tolling Volume has been produced in 2019. There were 48,000 MT of Tolling Volume in the second quarter of 2018 and 88,000 MT of Tolling Volume for the six months ended June 30, 2018.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2019 SECOND QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Net income (attributable to Methanex shareholders)	$50	$38	$111	$89	$280
Mark-to-market impact of share-based compensation, net of tax	(24)	18	32	(7)	34
Adjusted net income	$26	$56	$143	$82	$314
Diluted weighted average shares outstanding (millions)	77	77	82	77	83
Adjusted net income per common share	$0.34	$0.73	$1.75	$1.07	$3.79

▪
We recorded net income attributable to Methanex shareholders of $50 million during the second quarter of 2019 compared to net income of $38 million in the first quarter of 2019. The increase in earnings is primarily due to the change in the mark-to-market impact of share-based compensation, partially offset by a decrease in sales of Methanex-produced methanol during the second quarter, higher costs and a slight decrease in our average realized methanol price.

▪
We recorded Adjusted EBITDA of $146 million for the second quarter of 2019 compared with $194 million for the first quarter of 2019. The decrease in Adjusted EBITDA for the second quarter of 2019 compared to the first quarter of 2019 is primarily due to the decrease in sales of Methanex-produced methanol, higher costs and a slight decrease in our average realized methanol price. Adjusted EBITDA for the first and second quarters of 2019 includes the adoption of IFRS 16 which increased Adjusted EBITDA for the first quarter of 2019 by $28 million and for the second quarter of 2019 by $27 million.

▪
Adjusted net income was $26 million for the second quarter of 2019 compared to Adjusted net income of $56 million for the first quarter of 2019. The decrease in Adjusted net income is primarily due to a decrease in sales of Methanex-produced methanol, higher costs and the slight decrease in average realized price to $326 per tonne for the second quarter of 2019 from $331 per tonne for the first quarter of 2019.

▪	We produced 1,820,000 tonnes in the second quarter of 2019 compared to 1,808,000 tonnes for the first quarter of 2019.

▪
Total sales volume for the second quarter of 2019 was 2,601,000 tonnes compared with 2,723,000 tonnes for the first quarter of 2019. Sales of Methanex-produced methanol were 1,669,000 tonnes in the second quarter of 2019 compared with 1,921,000 tonnes in the first quarter of 2019. In the second quarter of 2019, production exceeded sales of Methanex-produced methanol, resulting in a 151,000 tonne build of produced methanol inventory. This compares to the first quarter of 2019, where sales of Methanex-produced methanol exceeded production by 113,000 tonnes. An inventory build or draw is a result of the timing of produced and purchased methanol volume in and out of inventory.

▪
Total cash costs in the second quarter of 2019 were higher than in the first quarter of 2019 by $30 million decreasing Adjusted EBITDA. Total cash costs include the costs of both produced and purchased methanol, logistics costs and other costs not included in inventory. Our cash costs per tonne for both produced and purchased methanol were lower for the second quarter of 2019 compared to the first quarter of 2019, however the higher proportion of purchased methanol and lower proportion of Methanex-produced methanol sold resulted in higher cash costs and lower Adjusted EBITDA. Logistics costs and other costs were also higher.

▪	On March 18, 2019 we commenced a normal course issuer bid to purchase up to 3,863,298 common shares. To June 30, 2019, we have repurchased 1,069,893 common shares under the bid for $52.8 million.

▪	During the second quarter of 2019 we paid a $0.36 per common share quarterly dividend to shareholders for a total of $28 million.

▪
On July 19, 2019, we reached a final investment decision to construct a 1.8 million tonne facility in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 facilities. Construction of the Geismar 3 facility will begin later this year and operations are targeted in the second half of 2022. The cost of the project is expected to be between $1.3 to $1.4 billion including costs of approximately $60 million incurred to date.

METHANEX CORPORATION 2019 SECOND QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2019		Q1 2019	Q2 2018	YTD Q2 2019	YTD Q2 2018
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	446	437	252	883	739
USA (Geismar)	500	530	405	518	935	1,031
Trinidad (Methanex interest) [3]	500	384	429	442	813	901
Chile [4]	430	290	241	128	531	294
Egypt (50% interest)	158	15	141	165	156	330
Canada (Medicine Hat)	150	155	155	143	310	296
	2,346	1,820	1,808	1,648	3,628	3,591

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[4]
The operating capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock. For 2018, our operating capacity in Chile was 0.9 million tonnes. In the fourth quarter of 2018 we restarted our 0.8 million tonne Chile IV plant that had been idle since 2007.

Key production and operational highlights during the second quarter include:

▪
New Zealand produced 446,000 tonnes compared with 437,000 tonnes in the first quarter of 2019. Production continues to be lower than operating capacity as a result of natural gas suppliers completing planned and unplanned maintenance activities. We expect these upstream maintenance activities to continue in the third quarter.

▪
Geismar produced 530,000 tonnes during the second quarter of 2019 compared to 405,000 tonnes during the first quarter of 2019. Production in Geismar for the second quarter of 2019 set a new quarterly site record following lower production in the first quarter of 2019 due to a scheduled turnaround of the Geismar 1 plant.

▪
Trinidad produced 384,000 tonnes (Methanex interest) compared with 429,000 tonnes in the first quarter of 2019. Production in Trinidad is lower in the second quarter of 2019 compared to the first quarter of 2019 primarily as a result of the turnaround completed in the Titan plant in April, and an unplanned production outage in May at the Atlas plant. For Trinidad, we continue to guide to approximately 85% operating rates.

▪
The Chile facilities produced 290,000 tonnes during the second quarter of 2019 compared to 241,000 tonnes during the first quarter of 2019. We have continued to receive reliable gas supply from our partners in Chile and Argentina over the last few months and have resolved the technical issues we faced with the start-up of our Chile IV facility. Late in the second quarter of 2019, we commenced the first phase of our refurbishment of our Chile I plant scheduled to match expected lower natural gas deliveries during the southern hemisphere winter months. Provided that we are able to secure sufficient longer-term natural gas, we will complete the second phase of the refurbishment over the coming years.

▪
The Egypt facility produced 30,000 tonnes (Methanex interest - 15,000 tonnes) in the second quarter of 2019 compared with 282,000 tonnes (Methanex interest - 141,000 tonnes) in the first quarter of 2019. During the quarter, the Egypt facility experienced an outage and the plant remained off-line for the remainder of the second quarter of 2019 for inspections and repair work. We expect to restart the plant in August 2019. The losses related to the outage are expected to be partially covered by insurance, however no insurance recoveries have been recorded to date.

▪	Medicine Hat produced 155,000 tonnes during the second quarter of 2019 and the first quarter of 2019.

METHANEX CORPORATION 2019 SECOND QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for August 1, 2019 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-2216, or toll free at (800) 273-9672. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until August 15, 2019 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 6411726#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This second quarter 2019 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the second quarter 2019 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the Company's MD&A for the period ended June 30, 2019 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2019 SECOND QUARTER NEWS RELEASE    PAGE 5

2
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2019
At July 30, 2019 the Company had 76,196,080 common shares issued and outstanding and stock options exercisable for 1,232,798 additional common shares.
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Net income (attributable to Methanex shareholders)	$50	$38	$111	$89	$280
Mark-to-market impact of share-based compensation, net of tax	(24)	18	32	(7)	34
Adjusted net income	$26	$56	$143	$82	$314
Diluted weighted average shares outstanding (millions)	77	77	82	77	83
Adjusted net income per common share	$0.34	$0.73	$1.75	$1.07	$3.79

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $50 million during the second quarter of 2019 compared to net income of $38 million in the first quarter of 2019. The increase in earnings is primarily due to the change in the mark-to-market impact of share-based compensation, partially offset by a decrease in sales of Methanex-produced methanol during the second quarter, higher costs and a slight decrease in our average realized methanol price.

▪
We recorded Adjusted EBITDA of $146 million for the second quarter of 2019 compared with $194 million for the first quarter of 2019. The decrease in Adjusted EBITDA for the second quarter of 2019 compared to the first quarter of 2019 is primarily due to the decrease in sales of Methanex-produced methanol, higher costs and a slight decrease in our average realized methanol price. Adjusted EBITDA for the first and second quarters of 2019 includes the adoption of IFRS 16 which increased Adjusted EBITDA for the first quarter of 2019 by $28 million and for the second quarter of 2019 by $27 million.

▪
Adjusted net income was $26 million for the second quarter of 2019 compared to Adjusted net income of $56 million for the first quarter of 2019. The decrease in Adjusted net income is primarily due to a decrease in sales of Methanex-produced methanol, higher costs and the slight decrease in average realized price to $326 per tonne for the second quarter of 2019 from $331 per tonne for the first quarter of 2019.

▪	Production for the second quarter of 2019 increased to 1,820,000 tonnes compared with 1,808,000 tonnes for the first quarter of 2019. Refer to the Production Summary section on page 4 of the MD&A.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

▪
Total sales volume for the second quarter of 2019 was 2,601,000 tonnes compared with 2,723,000 tonnes for the first quarter of 2019. Sales of Methanex-produced methanol were 1,669,000 tonnes in the second quarter of 2019 compared with 1,921,000 tonnes in the first quarter of 2019. In the second quarter of 2019, production exceeded sales of Methanex-produced methanol, resulting in a 151,000 tonne build of produced methanol inventory. This compares to the first quarter of 2019, where sales of Methanex-produced methanol exceeded production by 113,000 tonnes. An inventory build or draw is a result of the timing of produced and purchased methanol volume in and out of inventory.

▪
Total cash costs in the second quarter of 2019 were higher than in the first quarter of 2019 by $30 million decreasing Adjusted EBITDA. Total cash costs include the costs of both produced and purchased methanol, logistics costs and other costs not included in inventory. Our cash costs per tonne for both produced and purchased methanol were lower for the second quarter of 2019 compared to the first quarter of 2019, however the higher proportion of purchased methanol and lower proportion of Methanex-produced methanol sold resulted in higher cash costs and lower Adjusted EBITDA. Logistics costs and other costs were also higher.

▪	On March 18, 2019 we commenced a normal course issuer bid to purchase up to 3,863,298 common shares. To June 30, 2019, we have repurchased 1,069,893 common shares under the bid for $52.8 million.

▪	During the second quarter of 2019 we paid a $0.36 per common share quarterly dividend to shareholders for a total of $28 million.

▪
On July 19, 2019, we reached a final investment decision to construct a 1.8 million tonne facility in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 facilities. Construction of the Geismar 3 facility will begin later this year and operations are targeted in the second half of 2022. The cost of the project is expected to be between $1.3 to $1.4 billion including costs of approximately $60 million incurred to date.

This Second Quarter 2019 Management’s Discussion and Analysis dated July 31, 2019 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2019 as well as the 2018 Annual Consolidated Financial Statements and MD&A included in the Methanex 2018 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2018 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,820	1,808	1,648	3,628	3,591
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,669	1,921	1,729	3,590	3,613
Purchased methanol	716	473	709	1,189	1,322
Commission sales	216	329	329	545	650
Total sales volume [1]	2,601	2,723	2,767	5,324	5,585

Methanex average non-discounted posted price ($ per tonne) [2]	391	392	478	391	476
Average realized price ($ per tonne) [3]	326	331	405	329	403

Revenue	734	742	950	1,476	1,912
Adjusted revenue	777	799	972	1,576	1,959
Adjusted EBITDA	146	194	275	340	581
Cash flows from operating activities	117	213	290	330	534
Adjusted net income	26	56	143	82	314
Net income (attributable to Methanex shareholders)	50	38	111	89	280

Adjusted net income per common share	0.34	0.73	1.75	1.07	3.79
Basic net income per common share	0.65	0.50	1.36	1.15	3.39
Diluted net income per common share	0.51	0.50	1.36	1.09	3.38

Common share information (millions of shares)
Weighted average number of common shares	77	77	82	77	83
Diluted weighted average number of common shares	77	77	82	77	83
Number of common shares outstanding, end of period	76	77	80	76	80

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). No Tolling Volume has been produced in 2019. There were 48,000 MT of Tolling Volume in the second quarter of 2018 and 88,000 MT of Tolling Volume for the six months ended June 30, 2018.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2019		Q1 2019	Q2 2018	YTD Q2 2019	YTD Q2 2018
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	608	446	437	252	883	739
USA (Geismar)	500	530	405	518	935	1,031
Trinidad (Methanex interest) [3]	500	384	429	442	813	901
Chile [4]	430	290	241	128	531	294
Egypt (50% interest)	158	15	141	165	156	330
Canada (Medicine Hat)	150	155	155	143	310	296
	2,346	1,820	1,808	1,648	3,628	3,591

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[4]	The operating capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.
New Zealand
The New Zealand facilities produced 446,000 tonnes of methanol in the second quarter of 2019 compared with 437,000 tonnes in the first quarter of 2019. Production continues to be lower than operating capacity as a result of natural gas suppliers completing planned and unplanned maintenance activities. We expect these upstream maintenance activities to continue in the third quarter. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability.
United States
The Geismar facilities produced 530,000 tonnes during the second quarter of 2019 compared to 405,000 tonnes during the first quarter of 2019. Production in Geismar for the second quarter of 2019 set a new quarterly site record following lower production in the first quarter of 2019 due to a scheduled turnaround of the Geismar 1 plant.
Trinidad
The Trinidad facilities produced 384,000 tonnes (Methanex interest) in the second quarter of 2019 compared with 429,000 tonnes (Methanex interest) in the first quarter of 2019. Production in Trinidad is lower in the second quarter of 2019 compared to the first quarter of 2019 primarily as a result of the turnaround completed in the Titan plant in April, and an unplanned production outage in May at the Atlas plant. For Trinidad, we continue to guide to approximately 85% operating rates.
Chile
The Chile facilities produced 290,000 tonnes during the second quarter of 2019 compared to 241,000 tonnes during the first quarter of 2019. We have continued to receive reliable gas supply from our partners in Chile and Argentina over the last few months and have resolved the technical issues we faced with the start-up of our Chile IV facility. Increased production compared to the previous quarter is primarily due to higher natural gas availability. Late in the second quarter of 2019, we commenced the first phase of our refurbishment of our Chile I plant scheduled to match expected lower natural gas deliveries during the southern hemisphere winter months. Provided that we are able to secure sufficient longer-term natural gas, we will complete the second phase of the refurbishment over the coming years.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

We expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually over the near-term. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.
Egypt
The Egypt facility produced 30,000 tonnes (Methanex interest - 15,000 tonnes) in the second quarter of 2019 compared with 282,000 tonnes (Methanex interest - 141,000 tonnes) in the first quarter of 2019. During the quarter, the Egypt facility experienced an outage and the plant remained off-line for the remainder of the second quarter of 2019 for inspections and repair work. We expect to restart the plant in August 2019. The losses related to the outage are expected to be partially covered by insurance, however no insurance recoveries have been recorded to date.
Canada
The Medicine Hat facility produced 155,000 tonnes during the second quarter of 2019 and the first quarter of 2019.
FINANCIAL RESULTS

For the second quarter of 2019, we reported net income attributable to Methanex shareholders of $50 million ($0.51 per common share on a diluted basis) compared with net income attributable to Methanex shareholders for the first quarter of 2019 of $38 million ($0.50 per common share on a diluted basis) and net income attributable to Methanex shareholders for the second quarter of 2018 of $111 million ($1.36 per common share on a diluted basis). For the six months ended June 30, 2019 compared to the same period for 2018, we reported net income attributable to Methanex shareholders of $89 million ($1.09 per common share on a diluted basis) and $280 million ($3.38 per common share on a diluted basis).

For the second quarter of 2019, we recorded Adjusted EBITDA of $146 million and Adjusted net income of $26 million ($0.34 per common share). This compares with Adjusted EBITDA of $194 million and Adjusted net income of $56 million ($0.73 per common share) for the first quarter of 2019 and Adjusted EBITDA of $275 million and Adjusted net income of $143 million ($1.75 per common share) for the second quarter of 2018. For the six month period ended June 30, 2019, we recorded Adjusted EBITDA of $340 million and Adjusted net income of $82 million ($1.07 per common share) compared to Adjusted EBITDA of $581 million and Adjusted net income of $314 million ($3.79 per common share) for the same period in 2018. In 2019, Adjusted EBITDA includes the impact from adoption of IFRS 16 which increased Adjusted EBITDA for the first quarter of 2019 by $28 million and second quarter of 2019 by $27 million or cumulatively $55 million for the six month period ended June 30, 2019. Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 15 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Consolidated statements of income:
Revenue	$734	$742	$950	$1,476	$1,912
Cost of sales and operating expenses	(576)	(590)	(712)	(1,166)	(1,372)
Mark-to-market impact of share-based compensation	(29)	22	39	(7)	41
Adjusted EBITDA (attributable to associate)	25	37	37	62	75
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(8)	(17)	(39)	(25)	(75)
Adjusted EBITDA (attributable to Methanex shareholders)	146	194	275	340	581

Mark-to-market impact of share-based compensation	29	(22)	(39)	7	(41)
Depreciation and amortization [1]	(86)	(85)	(63)	(171)	(122)
Finance costs [1]	(30)	(28)	(24)	(58)	(48)
Finance income and other expenses	1	—	(2)	1	1
Income tax expense	(6)	(9)	(33)	(15)	(78)
Earnings of associate adjustment [2]	(14)	(19)	(18)	(33)	(36)
Non-controlling interests adjustment [2]	10	7	15	18	23
Net income (attributable to Methanex shareholders)	$50	$38	$111	$89	$280
Net income	$49	$46	$135	$96	$333

[1]
Depreciation and amortization and finance costs for the periods ended June 30 and March 31, 2019 include the impact of the adoption of IFRS 16 "Leases". The comparative periods in 2018 have not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

[2]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 19 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2019 compared with Q1 2019	Q2 2019 compared with Q2 2018	YTD Q2 2019 compared with YTD Q2 2018
Average realized price	$(16)	$(191)	$(360)
Sales volume	(1)	(7)	(22)
Total cash costs	(30)	42	86
IFRS 16 leasing adoption impact[1]	(1)	27	55
Decrease in Adjusted EBITDA	$(48)	$(129)	$(241)
1 Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A for more information relating to the adoption of IFRS 16.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Methanex average non-discounted posted price	391	392	478	391	476
Methanex average realized price	326	331	405	329	403

Methanex’s average realized price for the second quarter of 2019 decreased slightly to $326 per tonne compared to $331 per tonne in the first quarter of 2019, decreasing Adjusted EBITDA by $16 million. For the three and six month period ended June 30, 2019, Methanex's average non-discounted posted price was $391 per tonne compared to $478 per tonne and $476 per tonne for the same periods in 2018. Our average realized price for the three and six months ended June 30, 2019 decreased compared to the same periods in 2018 driven by lower average non-discounted posted prices (refer to Supply/Demand Fundamentals section on page 12 of the MD&A for more information).

Our average realized price for the second quarter of 2019 was $326 per tonne compared to $405 per tonne in the second quarter of 2018, decreasing Adjusted EBITDA by $191 million. For the six months ended June 30, 2019, our average realized price was $329 per tonne compared to $403 per tonne for the same period in 2018, decreasing Adjusted EBITDA by $360 million.
Sales volume
Methanol sales volume excluding commission sales volume in the second quarter of 2019 was 9,000 tonnes lower than the first quarter of 2019 and 53,000 tonnes lower than the second quarter of 2018. The decrease in the second quarter of 2019 compared to the first quarter of 2019 decreased Adjusted EBITDA by $1 million. The decrease in the second quarter of 2019 compared with the same period in 2018 decreased Adjusted EBITDA by $7 million. For the six months ended June 30, 2019 compared with the same period in 2018, methanol sales volume excluding commission sales volume was 156,000 tonnes lower and this resulted in lower Adjusted EBITDA by $22 million.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q2 2019 compared with Q1 2019	Q2 2019 compared with Q2 2018	YTD Q2 2019 compared with YTD Q2 2018
Methanex-produced methanol costs	$1	$11	$26
Proportion of Methanex-produced methanol sales	(33)	(2)	22
Purchased methanol costs	11	55	87
Logistics costs	(7)	(10)	(21)
Other, net	(2)	(12)	(28)
Increase/(decrease) in Adjusted EBITDA due to changes in total cash costs	$(30)	$42	$86

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the second quarter of 2019 compared with the first quarter of 2019 and the second quarter of 2018, Methanex-produced methanol costs were lower by $1 million and $11 million, respectively. For the six month period ended June 30, 2019 compared with the same period for 2018, Methanex-produced methanol costs were lower by $26 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2019 compared with the first quarter of 2019 and the second quarter of 2018, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $33 million and by $2 million, respectively. For the six month period ended June 30, 2019 compared with the same period for 2018, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $22 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory.
Logistics costs
Logistics costs vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. Logistics costs in the second quarter of 2019 were $7 million higher than in the first quarter of 2019, decreasing Adjusted EBITDA. Logistics costs for the three and six month periods ended 2019 compared with the same periods in 2018 were $10 million and $21 million higher, respectively. The increase in logistics costs decreased Adjusted EBITDA. Logistics costs for all periods presented were higher due to changes in the mix of Methanex-produced methanol sales volume resulting in longer supply chains and higher costs per delivered tonne. Specifically, for the second quarter of 2019 compared to the first quarter of 2019 and compared to the second quarter of 2018, the Egypt plant outage has led to longer supply chains and higher costs for delivery to our customers in the Mediterranean while the ITC terminal fire in Houston and high water levels on the Mississippi river have led to higher in-region logistics costs in North America.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the second quarter of 2019 compared with the first quarter of 2019, other costs were higher by $2 million, primarily due to higher selling, general and administrative expenses related to events during the quarter.

For the second quarter of 2019 compared with the second quarter of 2018, other costs were higher by $12 million, primarily due to higher selling, general and administrative expenses related to events during the quarter, including cloud-based computing system implementation costs required to be expensed under IFRS , and higher unabsorbed fixed costs at our manufacturing sites during scheduled turnarounds and plant outages incurred during the quarter. For the six month period ended June 30, 2019 compared with the same period in 2018, other costs were higher by $28 million primarily due to higher selling, general and administrative expenses including cloud-based computing system implementation costs required to be expensed under IFRS, and higher unabsorbed fixed costs of $11 million at our manufacturing sites during scheduled turnarounds and plant outages incurred including the current Egypt plant outage in 2019.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 16 leasing adjustment
The adoption of IFRS 16 in 2019 has increased Adjusted EBITDA for the three and six month periods ended June 30, 2019 compared to the same periods in 2018 by $27 million and $55 million, respectively. The three and six month periods ended June 30, 2018 do not reflect IFRS 16. The lower lease costs included in the calculation of Adjusted EBITDA due to the adoption of IFRS 16 in 2019 is approximately offset by higher depreciation and amortization by $24 million and finance costs by $5 million recognized in the three month period ended June 30, 2019, and higher depreciation and amortization by $48 million and finance costs by $10 million recognized in the six month period ended June 30, 2019 . Refer to the Adoption of New Accounting Standards section on page 14 of the MD&A.
Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
($ millions except share price)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Methanex Corporation share price [1]	$45.46	$56.86	$70.70	$45.46	$70.70
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	5	6	4	11	8
Mark-to-market impact due to change in share price [2]	(29)	22	39	(7)	41
Total share-based compensation expense (recovery), before tax	$(24)	$28	$43	$4	$49
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

[2]	For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $86 million for the second quarter of 2019 compared with $85 million for the first quarter of 2019 and $63 million for the second quarter of 2018. Depreciation and amortization was comparable for the second quarter and first quarter of 2019. Depreciation and amortization was $23 million higher for the second quarter of 2019 compared to the second quarter of 2018 primarily due to the adoption of IFRS 16 in 2019 which resulted in an additional $24 million of depreciation of right-of-use (leased) assets. Depreciation and amortization for the six month period ended June 30, 2019 was $171 million compared with $122 million for the same period in 2018, the increase of $49 million was primarily due to the adoption of IFRS 16 in 2019 which resulted in an additional $48 million of depreciation of right-of-use (leased) assets.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Finance costs	$30	$28	$24	$58	$48
Finance costs are primarily comprised of interest on borrowings and lease obligations. Finance costs are comparable for the second quarter of 2019 and the first quarter of 2019. Finance costs are higher for the three and six month periods ended June 30, 2019 compared to the same periods for 2018 primarily due to the adoption of IFRS 16 in 2019 which resulted in an additional $5 million of finance costs for the three months ended June 30, 2019 and $10 million of finance costs for the six months ended June 30, 2019 relating to lease obligations previously treated as operating lease expenses.
Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Finance income and other expenses	$1	$—	$(2)	$1	$1
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the second quarter of 2019 compared to the first quarter of 2019 and the six month period ended June 30, 2019 compared to the same period in 2018 is as follows:

	Three months ended June 30, 2019		Three months ended March 31, 2019
($ millions except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$55	$36	$55	$78
Income tax expense	(6)	(10)	(9)	(22)
	$49	$26	$46	$56
Effective tax rate	11%	27%	17%	28%

	Six months ended June 30, 2019		Six months ended June 30, 2018
($ millions, except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$111	$114	$410	$413
Income tax expense	(15)	(32)	(77)	(99)
	$96	$82	$333	$314
Effective tax rate	14%	28%	19%	24%

We earn the majority of our income in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is currently 28% and will decrease to 25.5% over the next four years based on recently enacted legislation in Alberta. The United States statutory tax rate applicable to Methanex is 23% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 27% for the second quarter of 2019 compared to 28% for the first quarter of 2019. The effective tax rate based on Adjusted net income was 28% for the six month period ended June 30, 2019 compared to 24% for the same period in 2018. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS
Demand
Global methanol demand in the second quarter of 2019 was approximately 3% higher than in the second quarter of 2018 and steady compared to the first quarter of 2019. Traditional demand, which represents approximately 55% of global demand, was stable in the second quarter of 2019 as higher formaldehyde demand, which rebounded from seasonally lower levels in the first quarter, was offset by lower acetic acid demand resulting from multiple planned and unplanned outages. We believe that growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates. Demand for energy-related applications, which represents approximately 45% of global demand, increased in the second quarter of 2019 compared to the first quarter supported by strong demand into methanol-to-olefins (MTO). We observed high operating rates at most MTO facilities and, at the end of the second quarter, two new MTO plants started up with the combined capacity to consume over 3.6 million tonnes of methanol annually at full operating rates. We continue to monitor the progress of two additional MTO units that are currently under construction, with the combined capacity to consume 3.6 million tonnes of methanol annually at full operating rates, and are targeted to come online in the medium term. The future operating rates and methanol consumption from MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products, the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
Global methanol industry supply operated well in the second quarter, which satisfied demand, as many plants restarted following planned and unplanned outages in the first quarter. Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in the Americas and the Middle East. Caribbean Gas Chemical Limited is constructing a 1.0 million tonne plant in Trinidad with announced production targeted for late 2019. Yuhuang Chemical Industries is progressing a 1.7 million tonne project in St. James Parish, Louisiana with an announced target completion date in 2020.  We recently announced a final investment decision to construct a 1.8 million tonne plant which will be our third plant in Geismar, Louisiana with production targeted for the second half of 2022. There are other large-scale projects under discussion in North America; however, none have yet reached a final investment decision. There are a number of projects under construction in Iran, including the Bushehr plant, that we continue to monitor. We anticipate that new non-integrated capacity additions in China will be modest due to a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that new capacity in China will be consumed in that country.
Methanol Price
Our average realized price in the second quarter of 2019 decreased slightly to $326 per tonne compared to $331 per tonne in the first quarter of 2019.

We lowered our July posted prices in North America by $33 per tonne to $386 per tonne and Asia Pacific by $15 per tonne to $335 per tonne. Our European contract price is set on a quarterly basis and we lowered our third quarter contract price by €45 per tonne to €315 per tonne. We recently announced that our August contract prices declined to $342 per tonne in North America and $295 per tonne in Asia Pacific . The decline in methanol pricing leading into the third quarter reflects an increase in global methanol industry operating rates and volatility in oil and olefins prices, which impacts methanol affordability into energy-related applications. Future methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Aug 2019	Jul 2019	June 2019	May 2019	Apr 2019
North America	342	386	419	432	432
Europe [2]	355	355	414	414	414
Asia Pacific	295	335	350	370	370
1    Discounts from our posted prices are offered to customers based on various factors.

[2]	€315 for Q3 2019 (Q2 2019 – €360) converted to United States dollars.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the second quarter of 2019 were $117 million compared with $213 million for the first quarter of 2019 and $290 million for the second quarter of 2018. Cash flows from operating activities for the six month period ended June 30, 2019 were $330 million compared to $534 million for the same period in 2018. Cash flows from operating activities for all periods presented were lower due to lower net income. The adoption of IFRS 16 for 2019 results in higher cash flows from operating activities in the three and six month periods ended June 30, 2019 of $27 million and $55 million compared to the same periods in 2018. The increase in operating cash inflows is offset by an increase in financing cash outflows compared to 2018. The increase in financing cash outflows reflects the repayments on lease obligations including financing costs. The adoption of IFRS 16 has no net cash impact. The impact of IFRS 16 adoption on operating and financing cash flows is comparable between the 2019 periods presented.

The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q2 2019 compared with Q1 2019	Q2 2019 compared with Q2 2018	YTD Q2 2019 compared with YTD Q2 2018
Change in Adjusted EBITDA (attributable to Methanex shareholders) [1]	$(48)	$(129)	$(241)
Deduct change in Adjusted EBITDA of associate	12	12	13
Dividends received from associate	(28)	(8)	9
Cash flows attributable to non-controlling interests	(15)	(31)	(50)
Non-cash working capital	(49)	(66)	35
Income taxes paid	12	31	18
Share-based payments	17	18	14
Other	3	—	(2)
Decrease in cash flows from operating activities	$(96)	$(173)	$(204)
1 Included in Changes in Adjusted EBITDA (attributable to Methanex shareholders) is the increase in cash flows from operating activities associated with the adoption of IFRS 16 for 2019.

On March 18, 2019 we commenced a normal course issuer bid to purchase up to 3,863,298 common shares. To June 30, 2019, we have repurchased 1,069,893 common shares under the bid for $52.8 million.

During the second quarter of 2019 we paid a quarterly dividend of $0.36 per common share for a total of $28 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At June 30, 2019, our cash balance was $228 million, including $63 million of cash related to our Egypt entity consolidated on a 100% basis and $15 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

We have recently arranged committed financing for the Geismar 3 project with a new $800 million construction credit facility and renewed our $300 million revolving credit facility, both with a syndicate of highly rated financial institutions and expiry in July 2024. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facilities and long-term debt. We intend to refinance our $350 million notes due December 2019. Our other current maturities include $38 million of normal course obligations for principal repayments related to our Egypt and other limited recourse debt facilities.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Projects and Growth Opportunities

Our planned capital expenditures directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $50 million for the remainder of 2019. We anticipate spending $25 million to complete the first phase of the Chile I refurbishment during the southern hemisphere winter months when we receive lower gas deliveries. Based on our ability to secure sufficient longer-term natural gas, we will complete the second phase of the refurbishment over the coming years.

On July 19, 2019, we reached a final investment decision to construct a 1.8 million tonne facility in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 facilities. Construction of the Geismar 3 facility will begin later this year and operations are targeted in the second half of 2022. The cost of the project is expected to be between $1.3 to $1.4 billion including costs of approximately $60 million incurred to date.

We believe we are well positioned to meet our financial commitments, execute our growth projects in Louisiana and Chile, and deliver on our commitment to return excess cash to shareholders through dividends and share repurchases.
CONTROLS AND PROCEDURES

During the second quarter of 2019, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADOPTION OF NEW ACCOUNTING STANDARDS
IFRS 16, Leases

We adopted IFRS 16, Leases ("IFRS 16" or "the standard") as issued by the IASB in 2016, which eliminates the operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

We transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, we elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

On transition to IFRS 16, we recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring lease liabilities, we discounted lease payments using the incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following tables denote the impact to Adjusted EBITDA and adjusted net income (before tax), depreciation and amortization and finance costs attributable to Methanex and reported for the three month periods ended March 31, 2019 and June 30, 2019 and for the six month period ended June 30, 2019:

	Three Months Ended
	March 31, 2019
($ millions except per share amounts)	Excluding IFRS 16	IFRS 16 impact	Including IFRS 16
Adjusted EBITDA	$166	$28	$194
Less:
Depreciation and amortization	61	24	85
Finance costs	23	5	28
Other	3	—	3
Adjusted net income - before tax	$79	$(1)	$78

	Three Months Ended
	June 30, 2019
($ millions except per share amounts)	Excluding IFRS 16	IFRS 16 impact	Including IFRS 16
Adjusted EBITDA	$119	$27	$146
Less:
Depreciation and amortization	58	24	82
Finance costs	23	5	28
Other	—	—	—
Adjusted net income - before tax	$38	$(2)	$36

	Six Months Ended
	June 30, 2019
($ millions except per share amounts)	Excluding IFRS 16	IFRS 16 impact	Including IFRS 16
Adjusted EBITDA	$285	$55	$340
Less:
Depreciation and amortization	119	48	167
Finance costs	46	10	56
Other	3	—	3
Adjusted net income - before tax	$117	$(3)	$114

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, operating income and the amounts excluding the impact of IFRS 16. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Net income (attributable to Methanex shareholders)	$50	$38	$111	$89	$280
Mark-to-market impact of share-based compensation	(29)	22	39	(7)	41
Depreciation and amortization [1]	86	85	63	171	122
Finance costs [1]	30	28	24	58	48
Finance income and other expenses	(1)	—	2	(1)	(1)
Income tax expense	6	9	33	15	78
Earnings of associate adjustment [2]	14	19	18	33	36
Non-controlling interests adjustment [2]	(10)	(7)	(15)	(18)	(23)
Adjusted EBITDA (attributable to Methanex shareholders)	$146	$194	$275	$340	$581

[1]
Depreciation and amortization and finance costs for the periods ended March 31, 2019 and June 30, 2019 includes the impact of the adoption of IFRS 16 "Leases". The comparative periods have not been restated as the Company has adopted IFRS 16 using the modified retrospective approach.

[2]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Net income (attributable to Methanex shareholders)	$50	$38	$111	$89	$280
Mark-to-market impact of share-based compensation, net of tax	(24)	18	32	(7)	34
Adjusted net income	$26	$56	$143	$82	$314
Diluted weighted average shares outstanding (millions)	77	77	82	77	83
Adjusted net income per common share	$0.34	$0.73	$1.75	$1.07	$3.79

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2019	Mar 31 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Revenue	$734	$742	$950	$1,476	$1,912
Methanex share of Atlas revenue [1]	72	106	95	178	188
Non-controlling interests' share of revenue [1]	(28)	(47)	(72)	(75)	(139)
Other adjustments	(1)	(2)	(1)	(3)	(2)
Adjusted revenue (attributable to Methanex shareholders)	$777	$799	$972	$1,576	$1,959

[1]	Excludes intercompany transactions with the Company.
Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
Amounts excluding the impact of IFRS 16

Amounts for the first and second quarters of 2019 excluding the impact of IFRS 16 presented in the first and second quarters 2019 MD&A have been reconciled to a GAAP measure, being depreciation and amortization and finance costs including IFRS 16 in the Adoption of New Accounting Standards section on page 14. Additionally, Adjusted EBITDA excluding the impact of IFRS 16 has been reconciled to Adjusted EBITDA including IFRS 16 in in the Adoption of New Accounting Standards section on page 14 with the reconciliation of Adjusted EBITDA to a GAAP measure on page 16.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. The first and second quarter of 2019 reflects the adoption of IFRS 16. Financial information in all comparative periods does not reflect the impact of IFRS 16. Refer to the Adoption of New Accounting Standards section on page 14. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Jun 30 2019	Mar 31 2019	Dec 31 2018	Sep 30 2018
Revenue	$734	$742	$977	$1,044
Adjusted EBITDA	146	194	197	293
Net income (attributable to Methanex shareholders)	50	38	161	128
Adjusted net income	26	56	90	152
Basic net income per common share	0.65	0.50	2.07	1.62
Diluted net income per common share	0.51	0.50	1.68	1.61
Adjusted net income per common share	0.34	0.73	1.15	1.92

	Three Months Ended
($ millions except per share amounts)	Jun 30 2018	Mar 31 2018	Dec 31 2017	Sep 30 2017
Revenue	$950	$962	$861	$720
Adjusted EBITDA	275	306	254	143
Net income (attributable to Methanex shareholders)	111	169	68	32
Adjusted net income	143	171	143	52
Basic net income per common share	1.36	2.02	0.81	0.38
Diluted net income per common share	1.36	2.00	0.81	0.38
Adjusted net income per common share	1.75	2.03	1.70	0.60

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 15 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 19
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2019 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Second Quarter 2019 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•
commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 20
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar 3 Project,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar 3 Project, including cost pressures arising from labour costs,

•	competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2018 Annual Management’s Discussion and Analysis and this Second Quarter 2019 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 21
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Revenue	$734,365	$949,946	$1,476,124	$1,911,771
Cost of sales and operating expenses	(576,302)	(711,668)	(1,166,622)	(1,372,233)
Depreciation and amortization	(85,637)	(62,748)	(170,956)	(121,920)
Operating income	72,426	175,530	138,546	417,618
Earnings of associate (note 5)	11,109	18,836	29,163	39,298
Finance costs	(29,579)	(23,771)	(57,999)	(47,951)
Finance income and other expenses	1,399	(2,239)	1,317	1,410
Income before income taxes	55,355	168,356	111,027	410,375
Income tax (expense) recovery:
Current	(9,938)	(17,657)	(30,401)	(50,645)
Deferred	3,971	(15,204)	15,113	(26,928)
	(5,967)	(32,861)	(15,288)	(77,573)
Net income	$49,388	$135,495	$95,739	$332,802
Attributable to:
Methanex Corporation shareholders	$50,235	$111,366	$88,699	$280,049
Non-controlling interests	(847)	24,129	7,040	52,753
	$49,388	$135,495	$95,739	$332,802

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.65	$1.36	$1.15	$3.39
Diluted net income per common share (note 7)	$0.51	$1.36	$1.09	$3.38

Weighted average number of common shares outstanding (note 7)	76,746,080	81,663,627	76,997,554	82,669,196
Diluted weighted average number of common shares outstanding (note 7)	76,883,889	81,737,585	77,183,984	82,739,559

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Net income	$49,388	$135,495	$95,739	$332,802
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(41,973)	11,583	(82,130)	(13,428)
Forward element excluded from hedging relationships (note 10)	23,017	(24,165)	67,570	1,966
Items that will not be reclassified to income:
Actuarial gain on defined benefit pension plans	—	—	—	845
Taxes on above items	4,409	2,926	3,308	2,410
	(14,547)	(9,656)	(11,252)	(8,207)
Comprehensive income	$34,841	$125,839	$84,487	$324,595
Attributable to:
Methanex Corporation shareholders	$35,688	$101,710	$77,447	$271,842
Non-controlling interests	(847)	24,129	7,040	52,753
	$34,841	$125,839	$84,487	$324,595

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Jun 30 2019	Dec 31 2018
ASSETS
Current assets:
Cash and cash equivalents	$227,969	$256,077
Trade and other receivables	468,818	514,568
Inventories (note 2)	361,850	387,959
Prepaid expenses	32,599	32,541
Other assets (note 3)	33,424	60,931
	1,124,660	1,252,076
Non-current assets:
Property, plant and equipment (note 4)	3,453,247	3,025,095
Investment in associate (note 5)	183,038	197,821
Deferred income tax assets	71,677	59,532
Other assets (note 3)	69,483	74,475
	3,777,445	3,356,923
	$4,902,105	$4,608,999
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$575,441	$617,414
Current maturities on long-term debt (note 6)	387,770	383,793
Current maturities on lease liabilities	89,569	12,347
Current maturities on other long-term liabilities	24,143	33,799
	1,076,923	1,047,353
Non-current liabilities:
Long-term debt (note 6)	1,055,662	1,074,493
Lease liabilities	544,869	187,413
Other long-term liabilities	215,675	210,685
Deferred income tax liabilities	270,128	281,214
	2,086,334	1,753,805
Equity:
Capital stock	440,472	446,544
Contributed surplus	1,688	1,597
Retained earnings	1,098,485	1,145,476
Accumulated other comprehensive loss	(92,115)	(82,404)
Shareholders' equity	1,448,530	1,511,213
Non-controlling interests	290,318	296,628
Total equity	1,738,848	1,807,841
	$4,902,105	$4,608,999

Subsequent events (note 6)

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2017	83,770,254	$480,331	$2,124	$1,088,150	$(69,841)	1,500,764	$244,347	$1,745,111
Net income	—	—	—	280,049	—	280,049	52,753	332,802
Other comprehensive income	—	—	—	548	(8,755)	(8,207)	—	(8,207)
Compensation expense recorded for stock options	—	—	200	—	—	200	—	200
Issue of shares on exercise of stock options	36,890	1,314	—	—	—	1,314	—	1,314
Reclassification of grant date fair value on exercise of stock options	—	379	(379)	—	—	—	—	—
Payments for repurchase of shares	(3,850,000)	(22,096)	—	(230,548)	—	(252,644)	—	(252,644)
Dividend payments to Methanex Corporation shareholders	—	—	—	(54,195)	—	(54,195)	—	(54,195)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(16,337)	(16,337)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—
Balance, June 30, 2018	79,957,144	$459,928	$1,945	$1,084,004	$(78,596)	$1,467,281	$280,763	$1,748,044
Net income	—	—	—	288,933	—	288,933	36,249	325,182
Other comprehensive income (loss)	—	—	—	1	(3,808)	(3,807)	—	(3,807)
Compensation expense recorded for stock options	—	—	162	—	—	162	—	162
Issue of shares on exercise of stock options	46,224	1,896	—	—	—	1,896	—	1,896
Reclassification of grant date fair value on exercise of stock options	—	510	(510)	—	—	—	—	—
Payments for repurchase of shares	(2,740,095)	(15,790)	—	(175,981)	—	(191,771)	—	(191,771)
Dividend payments to Methanex Corporation shareholders	—	—	—	(51,481)	—	(51,481)	—	(51,481)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(20,384)	(20,384)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841
Net income	—	—	—	88,699	—	88,699	7,040	95,739
Other comprehensive income (loss)	—	—	—	(1,541)	(9,711)	(11,252)	—	(11,252)
Compensation expense recorded for stock options	—	—	117	—	—	117	—	117
Issue of shares on exercise of stock options	2,700	86	—	—	—	86	—	86
Reclassification of grant date fair value on exercise of stock options	—	26	(26)	—	—	—	—	—
Payment for shares repurchased	(1,069,893)	(6,184)	—	(46,621)	—	(52,805)	—	(52,805)
Dividend payments to Methanex Corporation shareholders	—	—	—	(53,015)	—	(53,015)	—	(53,015)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(9,995)	(9,995)
Impact of adoption of IFRS 16	—	—	—	(34,513)	—	(34,513)	(3,355)	(37,868)
Balance, June 30, 2019	76,196,080	$440,472	$1,688	$1,098,485	$(92,115)	$1,448,530	$290,318	$1,738,848

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$49,388	$135,495	$95,739	$332,802
Deduct earnings of associate	(11,109)	(18,836)	(29,163)	(39,298)
Dividends received from associate	7,572	15,775	43,539	34,707
Add (deduct) non-cash items:
Depreciation and amortization	85,637	62,748	170,956	121,920
Income tax expense	5,967	32,861	15,288	77,573
Share-based compensation expense	(23,942)	42,718	3,860	48,583
Finance costs	29,579	23,771	57,999	47,951
Other	1,278	(568)	1,792	546
Income taxes paid	(13,515)	(44,516)	(39,638)	(57,838)
Other cash payments, including share-based compensation	(10,028)	(21,824)	(31,133)	(38,713)
Cash flows from operating activities before undernoted	120,827	227,624	289,239	528,233
Changes in non-cash working capital (note 9)	(4,080)	62,120	40,745	6,134
	116,747	289,744	329,984	534,367

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(47,049)	(214,688)	(52,805)	(252,644)
Dividend payments to Methanex Corporation shareholders	(27,517)	(26,584)	(53,015)	(54,195)
Interest paid	(35,789)	(29,358)	(54,041)	(43,929)
Repayment of long-term debt and financing fees	(1,531)	(2,088)	(16,668)	(90,639)
Repayment of lease obligation	(21,392)	(1,992)	(46,326)	(4,180)
Restricted cash for debt service accounts	—	(95)	(100)	(390)
Distributions to non-controlling interests	(320)	(2,658)	(21,620)	(33,908)
Proceeds on issue of shares on exercise of stock options	—	851	86	1,314
Proceeds from other limited recourse debt	—	—	—	86,000
Changes in non-cash working capital related to financing activities (note 9)	1,780	1,044	1,780	7,027
	(131,818)	(275,568)	(242,709)	(385,544)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(66,408)	(78,874)	(155,055)	(134,695)
Restricted cash for capital projects	33,440	18,114	36,527	(64,300)
Changes in non-cash working capital related to investing activities (note 9)	(9,100)	(4,201)	3,145	(5,053)
	(42,068)	(64,961)	(115,383)	(204,048)
Increase (decrease) in cash and cash equivalents	(57,139)	(50,785)	(28,108)	(55,225)
Cash and cash equivalents, beginning of period	285,108	371,039	256,077	375,479
Cash and cash equivalents, end of period	$227,969	$320,254	$227,969	$320,254

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of IFRS 16 as described in our condensed consolidated interim financial statements for the three months ended March 31, 2019.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 31, 2019.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

Adoption of IFRS 16 "Leases"

The Company adopted IFRS 16, Leases ("IFRS 16" or "the standard") as issued by the IASB in 2016, which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the previous finance lease accounting. The standard replaces IAS 17, Leases ("IAS 17") and related interpretations and is effective for annual periods beginning on or after January 1, 2019.

The Company transitioned to IFRS 16 in accordance with the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. The modified retrospective approach does not require restatement of comparative periods. As part of the initial application of IFRS 16, the Company has elected to use hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 1
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

On transition to IFRS 16, the Company recognized $411 million of lease assets and $453 million of lease liabilities, with the difference of $42 million ($38 million net of tax), recorded as an adjustment in equity. When measuring operating lease commitments, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 4.4%. The following reconciliation to the opening balance for lease liabilities as at January 1, 2019 is based upon the operating lease commitments as at December 31, 2018:

Jan 1 2019
Operating lease commitments at December 31, 2018	$427,289
Discounted using the incremental borrowing rate at January 1, 2019	4.4%
Finance lease liabilities recognized as at December 31, 2018	$358,440
Recognition exemption for:
Short-term leases	(777)
Leases of low-value assets	(8)
Extension and termination options reasonably certain to be exercised	75,753
Scope changes due to IFRS 16	18,880
Other	594
Lease liabilities at January 1, 2019	$452,882

The Company has updated its accounting policy for leasing to reflect the adoption of IFRS 16 as detailed below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•
the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 2
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Short-term leases and lease of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Critical accounting estimates and judgments

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by a significant event or a significant change in circumstances.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. Judgment is applied in determination of the stand-alone price of the lease and non-lease components.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2019 is $556 million (2018 - $646 million) and $1,126 million (2018 - $1,289 million), respectively.

3.	Other assets:

As at June 30, 2019, the Company holds $33.4 million (December 31, 2018 - $66.5 million) in cash and short-term, highly liquid investments held under restricted terms. The entire balance (December 31, 2018 - $60.9 million) has been recorded as current as it is expected to be spent within one year. Use of the funds is primarily restricted for the construction of certain vessels, certain capital projects and funding of a debt service account.

4.	Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at June 30, 2019	$2,899,182	$554,065	$3,453,247
Net book value at December 31, 2018	$2,857,266	$167,829	$3,025,095

a)	Owned assets

	Buildings, Plant Installations & Machinery	Ocean Going Vessels	Other	Total
Cost at June 30, 2019	$4,765,085	$197,628	$210,619	$5,173,332
Accumulated depreciation at June 30, 2019	2,124,597	31,061	118,492	2,274,150
Net book value at June 30, 2019	$2,640,488	$166,567	$92,127	$2,899,182
Cost at December 31, 2018	$4,698,142	$183,419	$189,058	$5,070,619
Accumulated depreciation at December 31, 2018	2,047,735	48,426	117,192	2,213,353
Net book value at December 31, 2018	$2,650,407	$134,993	$71,866	$2,857,266

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 3
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Subsequent to the quarter, the Company reached a final investment decision to construct a 1.8 million tonne facility in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. The cost of the project is expected to be between $1.3 to $1.4 billion including costs of approximately $60 million incurred to date included in other.

b)	Right-of-use (leased) assets

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at June 30, 2019	$392,620	$212,668	$19,943	$33,717	$658,948
Accumulated depreciation at June 30, 2019	50,960	44,301	6,590	3,032	104,883
Net book value at June 30, 2019	$341,660	$168,367	$13,353	$30,685	$554,065
Cost at December 31, 2018	$87,800	$113,978	$16,032	$—	$217,810
Accumulated depreciation at December 31, 2018	15,204	29,333	5,444	—	49,981
Net book value at December 31, 2018	$72,596	$84,645	$10,588	$—	$167,829
Cost at January 1, 2019	$370,654	$207,721	$19,705	$30,399	$628,479
Accumulated depreciation at January 1, 2019	15,204	29,333	5,344	—	49,881
Net book value at January 1, 2019	$355,450	$178,388	$14,361	$30,399	$578,598

5.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Jun 30 2019	Dec 31 2018
Cash and cash equivalents	$23,967	$9,367
Other current assets	78,216	104,742
Non-current assets	241,341	255,822
Current liabilities	(31,954)	(32,022)
Other long-term liabilities, including current maturities	(142,448)	(145,359)
Net assets at 100%	$169,122	$192,550
Net assets at 63.1%	$106,716	$121,499
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$183,038	$197,821

	Three Months Ended		Six Months Ended
Statements of income	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Revenue	$93,762	$129,377	$196,329	$262,100
Cost of sales and depreciation and amortization	(63,254)	(79,444)	(118,331)	(159,360)
Operating income	30,508	49,933	77,998	102,740
Finance costs, finance income and other expenses	(3,232)	(3,047)	(5,778)	(5,638)
Income tax expense	(9,671)	(17,035)	(26,003)	(34,823)
Net earnings at 100%	$17,605	$29,851	$46,217	$62,279
Earnings of associate at 63.1%	$11,109	$18,836	$29,163	$39,298

Dividends received from associate	$7,572	$15,775	$43,539	$34,707

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 4
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

b)	Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against Atlas in respect of the 2005 to 2012 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continue through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represent approximately 10% of Atlas produced methanol.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be resolved.

6.	Long-term debt:

As at	Jun 30 2019	Dec 31 2018
Unsecured notes
$350 million at 3.25% due December 15, 2019	$349,523	$349,026
$250 million at 5.25% due March 1, 2022	248,693	248,480
$300 million at 4.25% due December 1, 2024	297,418	297,232
$300 million at 5.65% due December 1, 2044	295,278	295,238
	1,190,912	1,189,976
Egypt limited recourse debt facilities	88,453	101,226
Other limited recourse debt facilities	164,067	167,084
Total long-term debt [1]	1,443,432	1,458,286
Less current maturities [1]	(387,770)	(383,793)
	$1,055,662	$1,074,493

[1]	Long-term debt and current maturities are presented net of deferred financing fees.

During the quarter ended June 30, 2019, the Company made repayments of $1.5 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

Subsequent to the quarter, the Company renewed and extended its $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in July 2024. The Company also secured an additional $800 million non-revolving term facility for the construction of a methanol plant that is expected to cost $1.3 billion to $1.4 billion in Geismar, Louisiana adjacent to its existing Geismar 1 and Geismar 2 facilities ("G3 Project"). The new credit facility has a five-year term expiring July 2024.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 5
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Significant covenants and default provisions of the two facilities include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both calculated in accordance with definitions in the credit agreement that include adjustment to limited recourse subsidiaries.
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the G3 Project, as well as requirements associated with completion of plant construction and commissioning by no later than July 2023.
The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Since 2015, certain conditions had not been met, resulting in a restriction on shareholder distributions from the Egypt entity. Under amended terms reached in 2017, shareholder distributions are permitted if the average gas deliveries over the prior 12 months are greater than 70% of gas nominations.

The Egypt limited recourse debt facilities contain covenants to complete certain mortgage registrations. The Company has sought and received waivers from lenders relating to these covenants until March 31, 2020. The Company does not believe that the finalization of these mortgage registrations are material. Whilst these covenants have been waived multiple times by the lenders, and circumstances have not materially changed, the Company cannot provide assurance that we will be able to obtain future waivers from the lenders.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at June 30, 2019, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the three and six month periods ended June 30, 2019, and an adjustment was required for both the numerator and the denominator. For the three and six month periods ended June 30, 2018 the cash-settled method was more dilutive and no adjustment was required for both the numerator and the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and six month periods ended June 30, 2019 and June 30, 2018, stock options were considered dilutive, resulting in an adjustment to the denominator in both periods.
A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Numerator for basic net income per common share	$50,235	111,366	$88,699	280,049
Adjustment for the effect of TSARs:
Cash-settled expense included in net income	(9,207)	—	(1,083)	—
Equity-settled expense	(1,873)	—	(3,838)	—
Numerator for basic and diluted net income per common share	$39,155	111,366	$83,778	280,049
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Denominator for basic net income per common share	76,746,080	81,663,627	76,997,554	82,669,196
Effect of dilutive stock options	24,127	73,958	44,881	70,363
Effect of dilutive TSARs	113,682	—	141,549	—
Denominator for diluted net income per common share	76,883,889	81,737,585	77,183,984	82,739,559

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at June 30, 2019 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2018	896,883	$51.27	1,447,301	$51.24
Granted	29,320	57.60	272,860	57.60
Exercised	(32,361)	38.33	(41,602)	36.66
Cancelled	(9,834)	64.08	(12,734)	48.66
Outstanding at March 31, 2019	884,008	$51.81	1,665,825	$52.66
Granted	—	—	—	—
Exercised	(1,734)	34.59	(3,367)	42.97
Cancelled	(12,700)	48.80	(10,867)	50.99
Outstanding at June 30, 2019	869,574	$51.89	1,651,591	$52.70

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2018	198,221	$48.55
Granted	7,410	57.60
Exercised	(2,700)	31.73
Outstanding at March 31, 2019	202,931	$49.11
Granted	—	—
Exercised	—	—
Cancelled	—	—
Outstanding at June 30, 2019	202,931	$49.11

	Units Outstanding at June 30, 2019			Units Exercisable at June 30, 2019
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$25.97 to $35.51	3.63	192,547	$34.51	192,547	$34.51
$38.24 to $50.17	3.44	195,384	46.47	144,063	45.15
$54.65 to $78.59	3.43	481,643	61.04	363,726	62.71
	3.48	869,574	$51.89	700,336	$51.34
TSARs:
$25.97 to $35.51	3.67	309,637	$34.59	309,637	$34.59
$38.24 to $50.17	3.87	365,385	47.75	263,636	46.82
$54.65 to $78.59	4.54	976,569	60.28	487,807	63.79
	4.23	1,651,591	$52.70	1,061,080	$51.06
Stock options:
$25.97 to $35.51	3.67	53,767	$34.59	53,767	$34.59
$38.24 to $50.17	2.51	57,754	43.70	48,551	42.47
$54.65 to $78.59	3.41	91,410	61.06	69,400	62.78
	3.22	202,931	$49.11	171,718	$48.21

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2019 was $15.1 million compared with the recorded liability of $14.0 million. The difference between the fair value and the recorded liability of $1.1 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years. The weighted average fair value was estimated at June 30, 2019 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2019, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $14.9 million (2018 - $26.8 million) and $2.0 million (2018 - $29.3 million), respectively . This included a recovery of $16.8 million (2018 - $24.4 million) and $6.0 million (2018 - $24.4 million), respectively, related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2019.

(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2019, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2018 - $0.1 million) and $0.2 million (2018 - $0.2 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

b)	Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at June 30, 2019 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2018	209,092	17,361	579,778	—
Granted	8,577	74,520	—	134,930
Performance factor impact on redemption [1]	—	—	132,215	—
Granted in-lieu of dividends	985	529	1,784	777
Redeemed	(47,083)	—	(396,635)	—
Cancelled	—	—	(5,989)	—
Outstanding at March 31, 2019	171,571	92,410	311,153	135,707
Granted	2,204	4,000	—	—
Granted in-lieu of dividends	965	680	2,367	1,068
Redeemed	(49,678)	(9,966)	—	—
Cancelled	—	(264)	(13,112)	(263)
Outstanding at June 30, 2019	125,062	86,860	300,408	136,512

[1]
Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended June 30, 2019.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Performance share units granted in 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.

Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2019 was $18.2 million compared with the recorded liability of $13.6 million. The difference between the fair value and the recorded liability of $4.6 million will be recognized over the weighted average remaining vesting period of approximately 2.2 years.

For the three and six month periods ended June 30, 2019, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was a recovery of $9.1 million (2018 - $15.8 million) and an expense of $5.8 million (2018 - $19.1 million), respectively. This included a recovery of $12.7 million (2018 - $14.1 million) and $1.3 million (2018 - $16.4 million), respectively, related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2019.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three and six month periods ended June 30, 2019 and 2018 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2019	Jun 30 2018	Jun 30 2019	Jun 30 2018
Changes in non-cash working capital:
Trade and other receivables	$7,305	$27,071	$45,750	$178
Inventories	(25,578)	7,084	26,109	(45,378)
Prepaid expenses	(4,473)	2,160	(58)	2,054
Trade, other payables and accrued liabilities	4,919	(544)	(41,973)	28,695
	(17,827)	35,771	29,828	(14,451)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	6,427	23,192	15,842	22,559
Changes in non-cash working capital having a cash effect	$(11,400)	$58,963	$45,670	$8,108

These changes relate to the following activities:
Operating	$(4,080)	$62,120	$40,745	$6,134
Financing	1,780	1,044	1,780	7,027
Investing	(9,100)	(4,201)	3,145	(5,053)
Changes in non-cash working capital	$(11,400)	$58,963	$45,670	$8,108

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.
Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
During the quarter, the Company entered into a physical forward contract for the equivalent of approximately one-third of Geismar 3's natural gas requirements for delivery in 2026 to 2032, designated as a cash flow hedge, to manage its exposure to changes in natural gas prices for the Geismar facilities. This is in addition to its existing forward contracts for the Geismar 2 facility, all of which have been designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
Subsequent to the quarter end, the Company entered into a physical forward contract for the equivalent of approximately one-third of Geismar 3's natural gas requirements for delivery in 2023 to 2025 to further manage its exposure to changes in natural gas prices for the Geismar facilities. The contract has been designated as a cash flow hedge.
As at June 30, 2019, the Company had outstanding forward contracts in North America designated as cash flow hedges with a notional amount of $834 million (December 31, 2018 - $426 million) and a net negative fair value of $119.9 million (December 31, 2018 - negative fair value $105.7 million), of which $122.4 million is included in other long-term liabilities offset by $2.5 million included in other assets.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at June 30, 2019, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 22 million euros (December 31, 2018 - 45 million euros). The euro contracts had a negative fair value of $0.2 million included in accounts payable (December 31, 2018 - positive fair value $0.3 million included in current assets).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash inflows (outflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	(13,871)	(39,616)	(40,135)	(41,651)	$(135,273)
Euro forward exchange contracts	(232)	—	—	—	$(232)
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2019
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,455,834	$1,469,337

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2019	Q2	Q1	2018	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	3,590	1,669	1,921	7,002	1,599	1,790	1,729	1,884
Purchased methanol	1,189	716	473	3,032	908	802	709	613
Commission sales [1]	545	216	329	1,174	245	279	329	321
	5,324	2,601	2,723	11,208	2,752	2,871	2,767	2,818
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	883	446	437	1,606	389	478	252	487
Geismar (Louisiana, USA)	935	530	405	2,078	527	520	518	513
Trinidad (Methanex interest)	813	384	429	1,702	448	353	442	459
Egypt (50% interest)	156	15	141	613	155	128	165	165
Medicine Hat (Canada)	310	155	155	600	160	144	143	153
Chile	531	290	241	612	206	112	128	166
	3,628	1,820	1,808	7,211	1,885	1,735	1,648	1,943
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	329	326	331	405	401	413	405	402
($/gallon)	0.99	0.98	1.00	1.22	1.21	1.24	1.22	1.21

ADJUSTED EBITDA [3]	340	146	194	1,071	197	293	275	306

PER SHARE INFORMATION [3] ($ per common share attributable to Methanex shareholders)
Adjusted net income	1.07	0.34	0.73	6.86	1.15	1.92	1.75	2.03
Basic net income	1.15	0.65	0.50	7.07	2.07	1.62	1.36	2.02
Diluted net income	1.09	0.51	0.50	6.92	1.68	1.61	1.36	2.00

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). No Tolling Volume has been produced in 2019. There were 48,000 MT of Tolling Volume in the second quarter of 2018 and 88,000 MT of Tolling Volume for the six months ended June 30, 2018.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

[3]
The first and second quarter of 2019 reflects the adoption of IFRS 16. Financial information in all comparative periods do not reflect the impact of IFRS 16. Refer to the Adoption of New Accounting Standards section on page 14.

METHANEX CORPORATION 2019 SECOND QUARTER    PAGE 13
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 31, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary